UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K

         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the plan year ended December 31, 2004

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                       For the transition period from to .


                          Commission file number 1-8349


                           SAVINGS PLAN FOR EMPLOYEES
                                       OF
                          FLORIDA PROGRESS CORPORATION
                     Full title plan and the address of the
             Plan, if different from that of the issuer named below


                          FLORIDA PROGRESS CORPORATION
                               100 Central Avenue
                          St. Petersburg, Florida 33701
              Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office

                     Financial Statements as of and for the
                     Years ended December 31, 2004 and 2003

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                         Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                    1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
 DECEMBER 31, 2004 AND 2003:

   Statements of Net Assets Available for Benefits                         2

   Statements of Changes in Net Assets Available for Benefits              3

   Notes to Financial Statements                                           4-8

SUPPLEMENTAL SCHEDULE - FORM 5500, SCHEDULE H, PARTI IV, LINE ITEM 4i -
(HELD AT END OF YEAR) AS OF DECEMBER 31, 2004                             10



Note: All other schedules required by Section 2520.130-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Participants and Administrator of
Savings Plan for Employees of Florida Progress Corporation

We have audited the accompanying statements of net assets available for benefits of Savings Plan for Employees of Florida Progress Corporation ("the Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the Table of Contents as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP


June 27, 2005

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS
CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
(In thousands)
--------------------------------------------------------------------------------


                                                              2004             2003

ASSETS:
Participant-directed investments
  Registered investment companies:
    Goldman Sachs Growth Opportunities Fund                $       25       $        -
    American Funds Growth Fund (R5)                             1,430              292
    Dodge & Cox Stock Fund                                      5,600            1,125
    Fidelity Mid-Cap Stock Fund                                29,908           33,016
    Vanguard 500 Index Fund                                    48,496           46,950
    Vanguard Extended Market Index Fund                         9,330            6,602
    Vanguard International Growth Fund                          4,162            2,463
    Vanguard LifeStrategy Conservative Growth Fund              5,536            4,573
    Vanguard LifeStrategy Growth Fund                          12,396           10,437
    Vanguard LifeStrategy Moderate Growth Fund                 14,763           12,852
    Vanguard Total Bond Market Index Fund                       5,375            5,248
                                                           ----------       ----------

                                                              137,021          123,558

  Vanguard Retirement Savings Trust                           111,338          113,108
  Progress Energy Company Stock Fund                           41,403           44,735
  Florida Progress CVO Fund                                       102              207
  Participant Loan Fund                                         7,861            7,991
                                                           ----------       ----------

           Total investments                                  297,725          289,599
                                                           ----------       ----------

RECEIVABLES:
  Employer's contributions                                        163              151
  Employees' contributions                                        417              378
                                                           ----------       ----------

           Total receivables                                      580              529
                                                           ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS                          $  298,305       $  290,128
                                                           ==========       ==========


See notes to financial statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS
CORPORATION

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004
(In thousands)
------------------------------------------------------------------------------


                                                                        2004

ADDITIONS:
  Investment income:
    Interest and dividend income--investments                        $   8,674
    Interest income, participant loans                                     423
    Net appreciation in fair value of investments                       11,156
                                                                     ---------

           Total investment income                                      20,253
                                                                     ---------

  Contributions:
    Employer contributions                                               4,058
    Participant contributions                                           10,500
                                                                     ---------

          Total contributions                                           14,558
                                                                     ---------

           Total additions                                              34,811
                                                                     ---------

DEDUCTIONS:
  Payment of benefits                                                   26,594
  Administrative expenses                                                   40
                                                                     ---------

           Total deductions                                             26,634
                                                                     ---------

NET INCREASE                                                             8,177

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period                                                  290,128
                                                                     ---------

  End of period                                                      $ 298,305
                                                                     =========


See notes to financial statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

     The following description of the Savings Plan for Employees of Florida Progress Corporation (the "Plan") provides only general information.
     Participants should refer to the Savings Plan Summary Plan Description/Prospectus, as amended, which is part of the Employee Handbook and the "Plan Highlights" booklet, which is part of the enrollment package from The Vanguard Group, Inc., the record keeper for the Plan ("Vanguard") for more complete descriptions of the Plan's provisions.

     General--The Plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides for bargaining unit employees of Progress Energy Florida, Inc. (the "Company"), a wholly owned subsidiary of Florida Progress Corporation, immediate eligibility upon employment for making employee contributions (either pre-tax or after-tax). Employees become eligible to receive matching employer contributions on employee contributions made after completing at least six months of uninterrupted employment or having worked at least 1,000 hours in a twelve-month period. Participation in the Plan is voluntary.

     As of January 1, 2003, Florida Power Corporation began doing business under the assumed name Progress Energy Florida, Inc.

     Contributions--Each year, eligible employees may elect to contribute from 1% to 20% of their annual base pay and may designate these contributions as either regular savings after-tax and/or 401(k) pretax dollars. The Company contributes each pay period an amount equal to 75% of the employees' contributions, up to 6% of base pay, for those eligible to receive Company contributions.

     Participants Accounts-- Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant contributions, the Company's contributions, plan earnings and charged with withdrawals, allocations of plan losses and administrative expenses.
     Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven registered investment companies, one common trust fund and one Company stock fund as investment options for participants.

     Vesting--Participants are vested immediately in their regular savings and 401(k) contributions and earnings thereon. The Company match account and the earnings thereon vest gradually based on the following Years of Continuous Service schedule:

                                                                      Vested
        Years of Continuous Service                                  Percentage

        Less than two                                                      0 %
        Two but less than three                                           25
        Three but less than four                                          50
        Four but less than five                                           75
        Five or more                                                     100

     A year of continuous service is earned when a participant works at least 1,000 hours in a calendar year. A participant will also become fully vested in the employer contributions and earnings thereon upon death, disability, attainment of normal retirement or termination of the Plan.

     Effective January 1, 2002, a participant shall be 100% vested in all dividends earned on amounts invested in the Company Stock Fund. Dividends not distributed in cash to the participant shall be invested in Progress Energy Company stock in the Company Stock Fund.

     Participant Loans--All actively employed Plan participants with available account balances may apply for a loan from their own Plan account. No loan shall exceed the lesser of $50,000 or one-half of the participant's vested Plan account balance. This amount will be transferred from the participant's account and placed in a separate Participant Loan fund. A participant is permitted a maximum of four outstanding loans at any one time. Each new loan shall bear a fixed rate of interest, as determined on a quarterly basis, using a comparison of the current prime rate against the Florida Saving Certificate of Deposit rate as published in The Wall Street Journal, rounded up to the next quarter point and taking the higher of the two rates. Based on this method of determining the interest rate for the initiation of new loans each quarter, there are outstanding loans with interest rates ranging from 4.25% to 9.5% as of December 31, 2004. Interest charged on employee loans is credited to the individual participant accounts.

     A participant can choose repayment terms on a new loan ranging from 6 to 60 months. Repayments are made via payroll deduction for active regular employees, by automated Clearing House Payment for active non-regular employees and by direct payment to the Plan for inactive participants. Additionally, participants can elect to prepay all or a portion of their outstanding loan balance at any time during the term of the loan. Repayments are returned to each participant account (reducing the outstanding Participant Loan Fund balance). Excess loan repayments of principal and interest over new loans issued during the year are reflected as interfund transfers for reinvestment to the respective investment funds. New loans are reflected as transfers out of the investment funds to the Participant Loan Fund.

     Payment of Benefits--Upon separation of service due to termination, death, disability or retirement, participants may leave their account balance within the Plan if their vested balance is greater than $5,000, elect to receive a lump-sum amount equal to the value of their account balance, or select from a menu of installment payment options. Although no further employee contribution or partial withdrawals are allowed, terminated or retired employees may continue to exchange amounts among the investment options.

     An  active  participant  can  apply  for a  hardship  withdrawal  from  the before-tax savings of their account within the limits specified by the Internal Revenue Service ("IRS"). A participant must satisfy the requirements in the plan document as to the hardship in order to obtain the withdrawal. The amount of the withdrawal cannot exceed the amount of employee contributions.

     Forfeited Accounts--Forfeitures of non-vested employer contributions by terminated participants may be used to reduce employer matching contributions. The value of forfeitures of non-vested employer contributions were $489,752 and $432,229, respectively, at December 31, 2004 and 2003. In 2004 and 2003, $878 and $100,000 respectively, of forfeited non-vested employer contributions were used to offset company contributions.

     Plan Termination--It is the intention of the Plan Sponsor that the Plan continue in operation; however, the Company has the right to amend the Plan, discontinue its contributions at any time, and/or to terminate the Plan subject to the provisions of ERISA and the Bargaining Unit's Memorandum of the Agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

2.    SUMMARY OF ACCOUNTING POLICIES

     The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

     Basis of Accounting--The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     Investment Valuation and Income Recognition--The Plan's investments are stated at fair value. Shares of registered investment companies are value at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Progress Energy Company Stock Fund and the Contingent Value Obligation ("CVO") Fund are valued at their year-end unit closing prices (constituting market value of shares owned or CVOs, respectively, plus uninvested cash position). Progress Energy Company common stock is valued at its closing market price as of the end of the day. CVOs are valued at their last traded price which management believes is an estimate of their fair value at the valuation date. CVOs do not trade frequently. Therefore, the values presented are not necessarily indicative of what the Plan could have recognized if CVOs were traded on the valuation date. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

     Management fees and operating expenses charged to the Plan for investment in the mutual funds and common trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction fo investment return for such services.

     Capital gain distributions are included in dividend income. When Progress Energy Company common stock is distributed from the Progress Energy Company Stock Fund to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

     Plan Expenses-- Plan expenses include trustee, audit, and investment management fees as well as any other reasonable fees or expenses incurred for the administration of the Plan and Trust. Plan expenses are paid by the Plan to the extent not paid by the Company.

3.    INVESTMENTS

     The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003 are as follows (in thousands):

                                                                              2004             2003

        Fidelity Mid-Cap Stock Fund, 1,275,377 and 1,530,627
         shares respectively                                               $ 29,908         $ 33,016
        Vanguard 500 Index Fund, 434,394 and 457,294
         shares respectively                                                 48,496           46,950
        Vanguard Retirement Savings Trust, 111,338,277 and 113,107,474
         units respectively                                                 111,338          113,108
        Progress Energy Company Stock Fund, 915,193 and 988,410
         shares respectively                                                 41,403           44,735

     During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

                                                              2004

        Registered investment companies                     $ 11,132
        Common stock                                              24
                                                           ---------

        Net appreciation in fair value of investments       $ 11,156
                                                           =========

4.    RELATED PARTY TRANSACTIONS

     An affiliate of Vanguard Fiduciary Trust Company ("VFTC") manages certain Plan investments. VFTC is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

     Pursuant to an acquisition of Florida Progress by Progress Energy, Inc ("Progress Energy") during 2000, participants with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Progress Energy Company Stock Fund and cash. In addition, Florida Progress Stock Fund shareholders received shares of the Florida Progress CVO Fund. The CVO Fund invests in contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuel facilities owned by Progress Energy. While the Plan does not allow additional contributions to the CVO Fund, participants are permitted to withdraw or exchange out all or a portion of their account balance in accordance with applicable Plan Provisions.

     U.S. Trust Company, National Association ("U.S. Trust") serves as an independent fiduciary of the CVO Fund. Among other responsibilities, U.S. Trust instructs VFTC as to the management and dispositions of the CVO Fund. Transactions in the CVO Fund qualify as party-in-interest transactions. During 2000, the Plan was informed by legal counsel that the establishment of the CVO Fund represented a prohibited transaction in accordance with ERISA. The plan was granted a prohibited transaction exemption by the United States Department of Labor by a letter dated October 22, 2001.

5.    PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.    TAX STATUS

     The IRS has determined and informed the Company by letter dated July 23, 2002, that the Plan is qualified under Internal Revenue Code ("IRC")
     Section 401(a). Although the Plan has subsequently been amended since receiving the determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, it is believed that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. As such, no provisions for income taxes have been included in the Plan's financial statements.


                                     ******

                SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS
CORPORATION

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2004
--------------------------------------------------------------------------------

                                                                Description of Investment, Including
                                                                  Maturity Date, Rate of Interest,
       Identity of Issue, Borrower, Lessor, or Similar Party     Collateral, Par or Maturity Value     Cost       Value

      Goldman Sachs Growth Opportunities Fund                    Registered Investment Company           **       $      25
      American Funds Growth Fund (R5)                            Registered Investment Company           **           1,430
      Dodge & Cox Stock Fund                                     Registered Investment Company           **           5,600
      Fidelity MidCap Stock Fund                                 Registered Investment Company           **          29,908
*     Vanguard 500 Index Fund                                    Registered Investment Company           **          48,496
*     Vanguard Extended Market Index Fund                        Registered Investment Company           **           9,330
*     Vanguard International Growth Fund                         Registered Investment Company           **           4,162
*     Vanguard LifeStrategy Conservative Growth Fund             Registered Investment Company           **           5,536
*     Vanguard LifeStrategy Growth Fund                          Registered Investment Company           **          12,396
*     Vanguard LifeStrategy Moderate Growth Fund                 Registered Investment Company           **          14,763
*     Vanguard Total Bond Market Index Fund                      Registered Investment Company           **           5,375
*     Vanguard Retirement Savings Trust                          Common/Collective Trust                 **         111,338
*     Progress Energy Stock Fund                                 Company Stock Fund                      **          41,403
*     Florida Progress CVO Fund                                  Company Stock Fund                      **             102
*     Various participants                                       Participant loans (maturing
                                                                 2005 to 2009 at interest
                                                                 rates of 4.25% - 9.50%)                 **           7,861
                                                                                                                  ---------

      Total Assets Held for Investment Purposes                                                                   $ 297,725
                                                                                                                  =========



*     Party-in-Interest
** Cost data omitted with respect to participant or beneficiary directed transactions under an individual account plan.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan for Employees of Florida Progress Corporation Plan Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       SAVINGS PLAN FOR EMPLOYEES OF
                                       FLORIDA PROGRESS CORPORATION
                                       ADMINISTRATIVE COMMITTEE



                                       /s/ Masceo S. DesChamps, Secretary
                                       ----------------------------------
                                       Masceo S. DesChamps, Secretary
                                       Savings Plan for Employees of
                                       Florida Progress Corporation
                                       Administrative Committee


Date:  June 28, 2005

                                 EXHIBITS INDEX




Exhibit Number



Exhibit No. 23  Consent of Report of Independent Registered Public Accounting
                Firm

                                                                  Exhibit No. 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-52328 on Form S-8 of our report dated June 27, 2005 appearing in the Annual Report on Form 11-K of the Savings Plan for Employees of Florida Progress Corporation for the year ended December 31, 2004.

/s/ DELOITTE & TOUCHE LLP

Raleigh, North Carolina
June 27, 2005